Exhibit 99.5

ESSA Pharma Announces Two Abstracts Selected to be Presented at the 2019 Genitourinary Cancers Symposium

HOUSTON and VANCOUVER, Feb. 11, 2019 /CNW/ - ESSA Pharma Inc. (TSX-V: EPI; Nasdaq: EPIX) ("ESSA" or the "Company"), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer announced two abstracts on ESSA compounds have been selected for a poster presentation at the upcoming 2019 Genitourinary Cancers Symposium to be held February 14 – 16, 2019 at the Moscone Center in San Francisco, CA.

Poster Presentation #1, Abstract #257

Title:	Lessons learned from the metastatic castration-resistant prostate cancer phase I trial of EPI-506, a first-generation androgen receptor N-terminal domain inhibitor
Presenter:	Ronan Le Moigne, PhD
Session Title:	Prostate Cancer
Poster Board:	L14
Date:	Thursday, February 14, 2019
Time:	11:30am – 1:00pm and 5:30pm – 6:30pm PST
Location:	Moscone West Building

Poster Presentation #2, Abstract #220

Title:	Next generation N-terminal domain androgen receptor inhibitors with improved potency and metabolic stability in castration-resistant prostate cancer models
Presenter:	Ronan Le Moigne, PhD
Session Title:	Prostate Cancer
Poster Board:	J21
Date & Time:	Thursday, February 14, 2019
Time:	11:30am – 1:00pm and 5:30pm – 6:30pm PST
Location:	Moscone West Building

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CPRC") in patients whose disease is progressing despite treatment with current therapies.  ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR-driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The company is currently completing IND-enabling studies on a small number of next generation compounds with higher potency and metabolic stability, longer half-life and superior pharmaceutical properties to the first generation NTD inhibitor. ESSA intends to make a final IND candidate selection in Q1 2019 following full compound selectivity characterization and in vivo animal model results.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding presenting at the 2019 Genitourinary Cancers Symposium and timing of identifying the next-generation aniten product candidate.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

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SOURCE ESSA Pharma Inc

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For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, Email: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006, Email : ALada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 07:30e 11-FEB-19